UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

GARRISON CAPITAL INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

366554 103

(CUSIP Number)

Garrison Investment Group LP

1290 Avenue of the Americas, Suite 914

New York, NY 10104

(212) 372-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 366554 103
1	NAMES OF REPORTING PERSONS GARRISON INVESTMENT GROUP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 947,180
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 947,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

This Amendment No. 5 (“Amendment No. 5”) supplementally amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2013 (as amended on May 8, 2014, June 13, 2014, July 23, 2014 and August 19, 2014, the “Schedule 13D”), by Garrison Investment Group LP.  Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.  This Amendment No. 5 is filed by Garrison Investment Group LP in accordance with Rule 13d-2 under the Securities Exchange Act of 1934, as amended, and it shall refer only to the information that has materially changed since the filing of the Schedule 13D.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Shares of Garrison Capital Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1290 Avenue of the Americas, Suite 914, New York, NY 10104.

Item 2.	Identity and Background.

(b) The principal business address of the Reporting Person is 1290 Avenue of the Americas, Suite 914, New York, NY 10104.

Item 5.	Interest in Securities of the Issuer.

Immediately following the transactions described herein, Garrison Investment Group may be deemed to be the beneficial owner of 947,180 shares of Common Stock, representing 5.7% of the total issued and outstanding shares of Common Stock.  All percentages set forth in this statement on Schedule 13D are based upon the 16,758,779 shares of Common Stock issued and outstanding as of March 20, 2015.

On March 19, 2015, GSOF LLC, GSOF-SP LLC, GSOF-SP II LLC, GSOF-SP DB LLC, GCOH SubCo 2014-1 LLC and GSOIF Corporate Loan Pools Ltd., each of which is directly or indirectly advised by Garrison Investment Group or one of its affiliates, agreed to sell 67,386, 120,328, 63,455, 105,200, 487,161 and 41,460 shares of Common Stock, respectively, at a price of $14.62 per share, pursuant to an underwriting agreement, dated March 19, 2015, with the Issuer, Garrison Capital Advisers LLC, a Delaware limited liability company, Garrison Capital Administrator LLC, a Delaware limited liability company, and Robert W. Baird & Co., Incorporated, as representative of the underwriters. Garrison Investment Group has no pecuniary interest in these shares of Common Stock.

On March 23, 2015, GSOF LLC, GSOF-SP LLC, GSOF-SP II LLC, GSOF-SP DB LLC, GCOH SubCo 2014-1 LLC and GSOIF Corporate Loan Pools Ltd. sold 9,518, 16,996, 8,963, 14,859, 68,808 and 5,856 shares of Common Stock, respectively, at a price of $14.62 per share, pursuant to a purchase agreement, dated March 23, 2015, with certain institutional investors. Garrison Investment Group has no pecuniary interest in these shares of Common Stock.

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Garrison Investment Group or one of its affiliates serves as investment adviser, directly or indirectly, to GSOF 2014 LLC, GSOF-SP 2014 LLC, GSOF-SP II 2014 LLC, GCOH SubCo 2014-2 LLC, Garrison Capital Fairchild I Ltd. and Garrison Capital Fairchild II Ltd., which directly own 7,750, 4,079, 1,261, 11,382, 340,801 and 581,907 shares of Common Stock, respectively, after the transactions described above. After the transactions described above, Garrison Investment Group’s beneficial ownership of 947,180 shares of Common Stock is comprised of its indirect beneficial ownership of the 947,180 shares of Common Stock owned directly by such entities. Each entity received shares of Common Stock in exchange for the limited liability company interests each entity owned in Garrison Capital LLC, the Issuer’s predecessor entity, upon the conversion of the Issuer from a Delaware limited liability company to a Delaware corporation on October 9, 2012. Garrison Investment Group and its affiliates may be viewed as having shared dispositive power over all of the 947,180 shares of Common Stock owned directly by such entities, although voting rights to the Common Stock have been passed through to the members or limited partners of each entity.  Garrison Investment Group disclaims beneficial ownership of such shares of Common Stock, except to the extent of its pecuniary interest therein.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2015

GARRISON INVESTMENT GROUP LP

By:	/s/ Brian Chase
	Name:	Brian Chase
	Title:	Chief Financial Officer